EXHIBIT 99.1

Media Advisory dated May 28, 2015, Suncor Energy to participate in a panel at the RBC Capital Markets conference

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to participate in a panel at the RBC Capital Markets conference

Calgary, Alberta (May 28, 2015) – Alister Cowan, executive vice president and chief financial officer, Suncor will participate in a panel discussion at the RBC Capital Markets 2015 Global Energy and Power Executive Conference – Canadian Oil Sands: Navigating New Conditions, on Monday, June 1, 2015 beginning at 8:30 a.m. MT (10:30 a.m. ET).

The webcast link will be available via Suncor’s website at suncor.com/webcasts, or at the following URL until August 31, 2015: http://www.veracast.com/webcasts/rbc/energyandpower2015/44100326839.cfm.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com